UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(b), (c) AND (d)
AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)

(Amendment No. 1)*

CREATIVE VISTAS, INC.

(Name of Issuer)

Common Stock, no par value per share

 (Title of Class of Securities)

225300201

 (CUSIP Number)

December 31, 2008

 (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to  which this Schedule
13G is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The  remainder of this cover page shall be filled out for a reporting  person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment  containing  information  which  would  alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the  Securities  Exchange  Act of 1934 ("Act") or otherwise  subject to the liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  see the Notes).

CUSIP No.  225300201

(1)     Names of Reporting Persons.   I.R.S.  Identification  Nos. of Above Persons(entities only):

PSource Structured Debt Limited

(2)     Check the Appropriate Box if a Member of a Group (See Instructions)
(a)     ☐
(b)     ☒

(3)          SEC Use Only

(4)          Citizenship or Place of Organization:  Guernsey

Number of Shares Beneficially Owned by Each Reporting Person With

(5) Sole Voting Power:	0*

(6) Shared Voting Power:	3,718,770*

(7) Sole Dispositive Power:	0*

(8) Shared Dispositive Power:	3,718,770*

 (9)    Aggregate Amount Beneficially Owned by Each Reporting Person:

3,718,770

(10)   Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):   ☒

(11)   Percent of Class Represented by Amount in Row (9): 9.99%

(12)   Type of Reporting Person (See Instructions):  OO

*Based on  37,224,926 shares of the common  stock,  no par value per share (the "Shares"),  outstanding of Creative  Vistas,  Inc., an Arizona  corporation (the "Company"),  as  disclosed  in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008.  As of December 31, 2008, Valens U.S. SPV I, LLC ("Valens U.S."), Valens Offshore SPV I, Ltd. ("VOFSPVI"), Valens Offshore SPV II, Corp. ("VOFSPVII") and PSource  Structured Debt Limited  ("PSource",  and together with Valens U.S., VOFSPVI and VOFSPVII,  the "Investors"),  collectively held (i) 3,545,109  Shares,  (ii) a common stock purchase  warrant (the "Other Warrant A") to acquire 812,988 Shares at an exercise price of $0.01 per Share,  subject to certain  adjustments,  (iii) a common stock  purchase  warrant (the  "Other Warrant B") to acquire  1,738,365  Shares at an exercise  price of $0.01 per Share,  subject to certain  adjustments,  (iv) a common stock purchase  warrant (the "Other Warrant #1") to acquire 108,000 Shares at an exercise price of $0.90 per Share,  subject to certain adjustments,  (v) a common stock purchase warrant (the "Other Warrant #2") to acquire 108,000 Shares at an exercise price of $1.15 per Share,  subject to certain adjustments, (vi) a common stock purchase warrant (the "Other Warrant #3") to acquire 108,000 Shares at an exercise price of $1.25 per Share, subject to certain adjustments, (vii) a common stock purchase warrant (the "Other Warrant #4") to acquire 108,000 Shares at an exercise price of $2.28 per Share,  subject to certain  adjustments,  (viii) a common  stock  purchase  warrant  (the  "Other Warrant #5") to acquire  108,000 Shares at an exercise price of $2.10 per Share, subject to certain  adjustments,  (ix) a common  stock  purchase  warrant (the "Other Warrant #6") to acquire  108,000 Shares at an exercise price of $2.55 per Share, subject to certain adjustments, (x) a common stock purchase warrant (the "Other Warrant #7") to acquire  108,000 Shares at an exercise price of $2.73 per Share, subject to certain adjustments,  (xi) a common stock purchase warrant (the "Other Warrant #8") to acquire  108,000 Shares at an exercise price of $2.43 per Share, subject to certain adjustments, (xii) a common stock purchase warrant (the "Other  Warrant #9") to acquire  139,800  Shares at an exercise price of $0.0067 per Share, subject to certain adjustments, (xiii) a common stock purchase warrant (the "Other  Warrant #10") to acquire  2,250,000 Shares at an exercise price of $1.15 per Share, subject to certain adjustments,  (xiv) a common stock purchase warrant (the "Other Warrant #11") to acquire 100,000 Shares at an exercise price of $1.20  per  Share,  subject  to  certain  adjustments,  (xv) a common  stock purchase  warrant  (the "Other  Warrant  #12") to acquire  100,000  Shares at an exercise price of $1.01 per Share, subject to certain adjustments, (xvi) a common stock purchase warrant (the "Other Warrant #13") to acquire 313,000 Shares at an exercise  price of $1.00 per  Share,  subject to  certain  adjustments,  (xvii) a common stock  purchase  warrant  (the "Other  Warrant  #14") to acquire  100,000 Shares at an exercise price of $0.90 per Share,  subject to certain adjustments, (xviii) a common  stock  purchase  warrant (the "Other  Warrant  #15") to acquire 107,999  Shares at an  exercise  price of $2.60 per  Share,  subject  to certain adjustments,  (xix) a common stock purchase  warrant (the "Other Warrant #16") to acquire  107,999 Shares at an exercise  price of $2.55 per Share,  subject to certain  adjustments, (xx) a common  stock  purchase  warrant (the "Other Warrant #17") to acquire 1,916,451 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (xxi) a common stock purchase warrant (the "Other Warrant #18") to acquire 627,451 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (xxii)a common stock purchase warrant (the "Other Warrant #19") to acquire 1,333,333 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (xxiii) a common stock purchase warrant (the "Other Warrant #20") to acquire 214,033 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (xxiv)a common stock purchase warrant (the "Other Warrant #21") to acquire 582,367 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (xxv) a common stock purchase warrant (the "Other Warrant #22") to acquire 2,350 Shares at an exercise price of $0.01 per Share, subject to certain adjustments,(xxvi) a common stock purchase warrant (the "Other Warrant #23") to acquire 16,242 Shares at an exercise price of $1.98 per Share, subject to certain adjustments, (xxvii)a common stock purchase warrant (the "Other Warrant #24") to acquire 22,425 Shares at an exercise price of $1.98 per Share, subject to certain adjustments, (xxviii) a common stock purchase warrant (the "Other Warrant #25") to acquire 26,859 Shares at an exercise price of $1.98 per Share, subject to certain adjustments, (xxix)a common stock purchase warrant (the "Other Warrant #26") to acquire 42,473 Shares at an exercise price of $1.98 per Share, subject to certain adjustments, (xxx) a common stock purchase warrant (the "Other Warrant #27") to acquire 16,242 Shares at an exercise price of $1.02 per Share, subject to certain adjustments, (xxxi)a common stock purchase warrant (the "Other Warrant #28") to acquire 22,425 Shares at an exercise price of $1.02 per Share, subject to certain adjustments, (xxxii) a common stock purchase warrant (the "Other Warrant 29" to acquire 26,859 Shares at an exercise price of $1.02 per Share, subject to certain adjustments, (xxxiii) a common stock purchase warrant (the "Other Warrant 30") to acquire 42,473 Shares at an exercise price of $1.02 per Share, subject to certain adjustments, (xxxiv) a common stock purchase warrant (the "Other Warrant #31") to acquire 16,242 Shares at an exercise price of $1.15 per Share, subject to certain adjustments, (xxxv)a common stock purchase warrant (the "Other Warrant #32") to acquire 22,425 Shares at an exercise price of $1.15 per Share, subject to certain adjustments, (xxxvi) a common stock purchase warrant (the "Other Warrant #33") to acquire 26,859 Shares at an exercise price of $1.15 per Share, subject to certain adjustments, (xxviii)a common stock purchase warrant (the "Other Warrant #34") to acquire 42,473 Shares at an exercise price of $1.15 per Share, subject to certain adjustments, (xxviii) a common stock purchase warrant (the "Other Warrant #35") to acquire 7,467 Shares at an exercise price of $2.04 per Share, subject to certain adjustments, (xxxix)a common stock purchase warrant (the "Other Warrant #36") to acquire 22,425 Shares at an exercise price of $2.04 per Share, subject to certain adjustments, (xl) a common stock purchase warrant (the "Other Warrant #37") to acquire 3,775 Shares at an exercise price of $2.04 per Share, subject to certain adjustments, (xli)a common stock purchase warrant (the "Other Warrant #38") to acquire 74,332 Shares at an exercise price of $2.04 per Share, subject to certain adjustments, (xlii) a common stock purchase warrant (the "Other Warrant #39") to acquire 108,000 Shares at an exercise price of $2.84 per Share, subject to certain adjustments, (xliii) a common stock purchase warrant (the "Other Warrant #40" and  together with all the other warrants described above in roman numerals "ii" through Roman Numeral "xlii", collectively, the "Warrants") to acquire 108,000 Shares, at an exercise price of $2.09 per Share, subject to certain adjustments. The Warrants  each  contain  an  issuance   limitation prohibiting  the Investors from exercising  those  securities to the extent that such exercise  would result in beneficial  ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "9.99% Issuance Limitation"). The 9.99% Issuance  Limitation  may be waived by the  Investors by at least 61 days notice, provided, however, that such notice shall only be effective if delivered at a time when no indebtedness of the issuer is outstanding to the holder or its affiliates and shall automatically become null and void following notice to the issuer upon an Event of Default (as defined in and pursuant to the terms of the applicable instrument). PSource is managed by Laurus Capital Management,LLC ("LCM"). Valens U.S., VOFSPVI and VOFSPVII are managed by Valens  Capital  Management,  LLC  ("VCM"). Eugene Grin and David Grin through other entities are the controlling principals of LCM and VCM, and share voting and investment power over the securities owned by the Investors reported in this Schedule 13G.

CUSIP No.  225300201

(1)     Names of Reporting Persons.   I.R.S.  Identification  Nos. of Above Persons(entities only):

      Laurus Capital Management, LLC
      13-4150669

(2)     Check the Appropriate Box if a Member of a Group (See Instructions)
(a)     ☐
(b)     ☒

(3)          SEC Use Only

(4)          Citizenship or Place of Organization:  Delaware

Number of Shares Beneficially Owned by Each Reporting Person With

(5) Sole Voting Power:	0*

(6) Shared Voting Power:	3,718,770*

(7) Sole Dispositive Power:	0*

(8) Shared Dispositive Power:	3,718,770*

 (9)    Aggregate Amount Beneficially Owned by Each Reporting Person:

3,718,770

 (10)  Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):   ☒

 (11)  Percent of Class Represented by Amount in Row (9): 9.99%

(12)   Type of Reporting Person (See Instructions):  OO

*Based on  37,224,926 shares of the common  stock,  no par value per share (the "Shares"),  outstanding of Creative  Vistas,  Inc., an Arizona  corporation (the "Company"),  as  disclosed  in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008.  As of December 31, 2008, Valens U.S. SPV I, LLC ("Valens U.S."), Valens Offshore SPV I, Ltd. ("VOFSPVI"), Valens Offshore SPV II, Corp. ("VOFSPVII") and PSource  Structured Debt Limited  ("PSource",  and together with Valens U.S., VOFSPVI and VOFSPVII,  the "Investors"),  collectively held (i) 3,545,109  Shares,  (ii) a common stock purchase  warrant (the "Other Warrant A") to acquire 812,988 Shares at an exercise price of $0.01 per Share,  subject to certain  adjustments,  (iii) a common stock  purchase  warrant (the  "Other Warrant B") to acquire  1,738,365  Shares at an exercise  price of $0.01 per Share,  subject to certain  adjustments,  (iv) a common stock purchase  warrant (the "Other Warrant #1") to acquire 108,000 Shares at an exercise price of $0.90 per Share,  subject to certain adjustments,  (v) a common stock purchase warrant (the "Other Warrant #2") to acquire 108,000 Shares at an exercise price of $1.15 per Share,  subject to certain adjustments, (vi) a common stock purchase warrant (the "Other Warrant #3") to acquire 108,000 Shares at an exercise price of $1.25 per Share, subject to certain adjustments, (vii) a common stock purchase warrant (the "Other Warrant #4") to acquire 108,000 Shares at an exercise price of $2.28 per Share,  subject to certain  adjustments,  (viii) a common  stock  purchase  warrant  (the  "Other Warrant #5") to acquire  108,000 Shares at an exercise price of $2.10 per Share, subject to certain  adjustments,  (ix) a common  stock  purchase  warrant (the "Other Warrant #6") to acquire  108,000 Shares at an exercise price of $2.55 per Share, subject to certain adjustments, (x) a common stock purchase warrant (the "Other Warrant #7") to acquire  108,000 Shares at an exercise price of $2.73 per Share, subject to certain adjustments,  (xi) a common stock purchase warrant (the "Other Warrant #8") to acquire  108,000 Shares at an exercise price of $2.43 per Share, subject to certain adjustments, (xii) a common stock purchase warrant (the "Other  Warrant #9") to acquire  139,800  Shares at an exercise price of $0.0067 per Share, subject to certain adjustments, (xiii) a common stock purchase warrant (the "Other  Warrant #10") to acquire  2,250,000 Shares at an exercise price of $1.15 per Share, subject to certain adjustments,  (xiv) a common stock purchase warrant (the "Other Warrant #11") to acquire 100,000 Shares at an exercise price of $1.20  per  Share,  subject  to  certain  adjustments,  (xv) a common  stock purchase  warrant  (the "Other  Warrant  #12") to acquire  100,000  Shares at an exercise price of $1.01 per Share, subject to certain adjustments, (xvi) a common stock purchase warrant (the "Other Warrant #13") to acquire 313,000 Shares at an exercise  price of $1.00 per  Share,  subject to  certain  adjustments,  (xvii) a common stock  purchase  warrant  (the "Other  Warrant  #14") to acquire  100,000 Shares at an exercise price of $0.90 per Share,  subject to certain adjustments, (xviii) a common  stock  purchase  warrant (the "Other  Warrant  #15") to acquire 107,999  Shares at an  exercise  price of $2.60 per  Share,  subject  to certain adjustments,  (xix) a common stock purchase  warrant (the "Other Warrant #16") to acquire  107,999 Shares at an exercise  price of $2.55 per Share,  subject to certain  adjustments, (xx) a common  stock  purchase  warrant (the "Other Warrant #17") to acquire 1,916,451 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (xxi) a common stock purchase warrant (the "Other Warrant #18") to acquire 627,451 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (xxii)a common stock purchase warrant (the "Other Warrant #19") to acquire 1,333,333 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (xxiii) a common stock purchase warrant (the "Other Warrant #20") to acquire 214,033 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (xxiv)a common stock purchase warrant (the "Other Warrant #21") to acquire 582,367 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (xxv) a common stock purchase warrant (the "Other Warrant #22") to acquire 2,350 Shares at an exercise price of $0.01 per Share, subject to certain adjustments,(xxvi) a common stock purchase warrant (the "Other Warrant #23") to acquire 16,242 Shares at an exercise price of $1.98 per Share, subject to certain adjustments, (xxvii)a common stock purchase warrant (the "Other Warrant #24") to acquire 22,425 Shares at an exercise price of $1.98 per Share, subject to certain adjustments, (xxviii) a common stock purchase warrant (the "Other Warrant #25") to acquire 26,859 Shares at an exercise price of $1.98 per Share, subject to certain adjustments, (xxix)a common stock purchase warrant (the "Other Warrant #26") to acquire 42,473 Shares at an exercise price of $1.98 per Share, subject to certain adjustments, (xxx) a common stock purchase warrant (the "Other Warrant #27") to acquire 16,242 Shares at an exercise price of $1.02 per Share, subject to certain adjustments, (xxxi)a common stock purchase warrant (the "Other Warrant #28") to acquire 22,425 Shares at an exercise price of $1.02 per Share, subject to certain adjustments, (xxxii) a common stock purchase warrant (the "Other Warrant 29" to acquire 26,859 Shares at an exercise price of $1.02 per Share, subject to certain adjustments, (xxxiii) a common stock purchase warrant (the "Other Warrant 30") to acquire 42,473 Shares at an exercise price of $1.02 per Share, subject to certain adjustments, (xxxiv) a common stock purchase warrant (the "Other Warrant #31") to acquire 16,242 Shares at an exercise price of $1.15 per Share, subject to certain adjustments, (xxxv)a common stock purchase warrant (the "Other Warrant #32") to acquire 22,425 Shares at an exercise price of $1.15 per Share, subject to certain adjustments, (xxxvi) a common stock purchase warrant (the "Other Warrant #33") to acquire 26,859 Shares at an exercise price of $1.15 per Share, subject to certain adjustments, (xxviii)a common stock purchase warrant (the "Other Warrant #34") to acquire 42,473 Shares at an exercise price of $1.15 per Share, subject to certain adjustments, (xxviii) a common stock purchase warrant (the "Other Warrant #35") to acquire 7,467 Shares at an exercise price of $2.04 per Share, subject to certain adjustments, (xxxix)a common stock purchase warrant (the "Other Warrant #36") to acquire 22,425 Shares at an exercise price of $2.04 per Share, subject to certain adjustments, (xl) a common stock purchase warrant (the "Other Warrant #37") to acquire 3,775 Shares at an exercise price of $2.04 per Share, subject to certain adjustments, (xli)a common stock purchase warrant (the "Other Warrant #38") to acquire 74,332 Shares at an exercise price of $2.04 per Share, subject to certain adjustments, (xlii) a common stock purchase warrant (the "Other Warrant #39") to acquire 108,000 Shares at an exercise price of $2.84 per Share, subject to certain adjustments, (xliii) a common stock purchase warrant (the "Other Warrant #40" and  together with all the other warrants described above in roman numerals "ii" through Roman Numeral "xlii", collectively, the "Warrants") to acquire 108,000 Shares, at an exercise price of $2.09 per Share, subject to certain adjustments. The Warrants  each  contain  an  issuance   limitation prohibiting  the Investors from exercising  those  securities to the extent that such exercise  would result in beneficial  ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "9.99% Issuance Limitation"). The 9.99% Issuance  Limitation  may be waived by the  Investors by at least 61 days notice, provided, however, that such notice shall only be effective if delivered at a time when no indebtedness of the issuer is outstanding to the holder or its affiliates and shall automatically become null and void following notice to the issuer upon an Event of Default (as defined in and pursuant to the terms of the applicable instrument). PSource is managed by Laurus Capital Management,LLC ("LCM"). Valens U.S., VOFSPVI and VOFSPVII are managed by Valens  Capital  Management,  LLC  ("VCM"). Eugene Grin and David Grin through other entities are the controlling principals of LCM and VCM, and share voting and investment power over the securities owned by the Investors reported in this Schedule 13G.

CUSIP No.  225300201

(1)     Names of Reporting Persons. I.R.S.  Identification  Nos. of Above Persons(entities only):

 Valens U.S. SPV I, LLC
 20-8903266

(2)     Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

(3)          SEC Use Only

(4)          Citizenship or Place of Organization:    Delaware

Number of Shares Beneficially Owned by Each Reporting Person With

(5) Sole Voting Power:	0*

(6) Shared Voting Power:	3,718,770*

(7) Sole Dispositive Power:	0*

(8) Shared Dispositive Power:	3,718,770*

(9)     Aggregate Amount Beneficially Owned by Each Reporting Person:

3,718,770

(10)   Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☒

(11)   Percent of Class Represented by Amount in Row (9): 9.99%

(12)   Type of Reporting Person (See Instructions):  OO

*Based on  37,224,926 shares of the common  stock,  no par value per share (the "Shares"),  outstanding of Creative  Vistas,  Inc., an Arizona  corporation (the "Company"),  as  disclosed  in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008.  As of December 31, 2008, Valens U.S. SPV I, LLC ("Valens U.S."), Valens Offshore SPV I, Ltd. ("VOFSPVI"), Valens Offshore SPV II, Corp. ("VOFSPVII") and PSource  Structured Debt Limited  ("PSource",  and together with Valens U.S., VOFSPVI and VOFSPVII,  the "Investors"),  collectively held (i) 3,545,109  Shares,  (ii) a common stock purchase  warrant (the "Other Warrant A") to acquire 812,988 Shares at an exercise price of $0.01 per Share,  subject to certain  adjustments,  (iii) a common stock  purchase  warrant (the  "Other Warrant B") to acquire  1,738,365  Shares at an exercise  price of $0.01 per Share,  subject to certain  adjustments,  (iv) a common stock purchase  warrant (the "Other Warrant #1") to acquire 108,000 Shares at an exercise price of $0.90 per Share,  subject to certain adjustments,  (v) a common stock purchase warrant (the "Other Warrant #2") to acquire 108,000 Shares at an exercise price of $1.15 per Share,  subject to certain adjustments, (vi) a common stock purchase warrant (the "Other Warrant #3") to acquire 108,000 Shares at an exercise price of $1.25 per Share, subject to certain adjustments, (vii) a common stock purchase warrant (the "Other Warrant #4") to acquire 108,000 Shares at an exercise price of $2.28 per Share,  subject to certain  adjustments,  (viii) a common  stock  purchase  warrant  (the  "Other Warrant #5") to acquire  108,000 Shares at an exercise price of $2.10 per Share, subject to certain  adjustments,  (ix) a common  stock  purchase  warrant (the "Other Warrant #6") to acquire  108,000 Shares at an exercise price of $2.55 per Share, subject to certain adjustments, (x) a common stock purchase warrant (the "Other Warrant #7") to acquire  108,000 Shares at an exercise price of $2.73 per Share, subject to certain adjustments,  (xi) a common stock purchase warrant (the "Other Warrant #8") to acquire  108,000 Shares at an exercise price of $2.43 per Share, subject to certain adjustments, (xii) a common stock purchase warrant (the "Other  Warrant #9") to acquire  139,800  Shares at an exercise price of $0.0067 per Share, subject to certain adjustments, (xiii) a common stock purchase warrant (the "Other  Warrant #10") to acquire  2,250,000 Shares at an exercise price of $1.15 per Share, subject to certain adjustments,  (xiv) a common stock purchase warrant (the "Other Warrant #11") to acquire 100,000 Shares at an exercise price of $1.20  per  Share,  subject  to  certain  adjustments,  (xv) a common  stock purchase  warrant  (the "Other  Warrant  #12") to acquire  100,000  Shares at an exercise price of $1.01 per Share, subject to certain adjustments, (xvi) a common stock purchase warrant (the "Other Warrant #13") to acquire 313,000 Shares at an exercise  price of $1.00 per  Share,  subject to  certain  adjustments,  (xvii) a common stock  purchase  warrant  (the "Other  Warrant  #14") to acquire  100,000 Shares at an exercise price of $0.90 per Share,  subject to certain adjustments, (xviii) a common  stock  purchase  warrant (the "Other  Warrant  #15") to acquire 107,999  Shares at an  exercise  price of $2.60 per  Share,  subject  to certain adjustments,  (xix) a common stock purchase  warrant (the "Other Warrant #16") to acquire  107,999 Shares at an exercise  price of $2.55 per Share,  subject to certain  adjustments, (xx) a common  stock  purchase  warrant (the "Other Warrant #17") to acquire 1,916,451 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (xxi) a common stock purchase warrant (the "Other Warrant #18") to acquire 627,451 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (xxii)a common stock purchase warrant (the "Other Warrant #19") to acquire 1,333,333 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (xxiii) a common stock purchase warrant (the "Other Warrant #20") to acquire 214,033 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (xxiv)a common stock purchase warrant (the "Other Warrant #21") to acquire 582,367 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (xxv) a common stock purchase warrant (the "Other Warrant #22") to acquire 2,350 Shares at an exercise price of $0.01 per Share, subject to certain adjustments,(xxvi) a common stock purchase warrant (the "Other Warrant #23") to acquire 16,242 Shares at an exercise price of $1.98 per Share, subject to certain adjustments, (xxvii)a common stock purchase warrant (the "Other Warrant #24") to acquire 22,425 Shares at an exercise price of $1.98 per Share, subject to certain adjustments, (xxviii) a common stock purchase warrant (the "Other Warrant #25") to acquire 26,859 Shares at an exercise price of $1.98 per Share, subject to certain adjustments, (xxix)a common stock purchase warrant (the "Other Warrant #26") to acquire 42,473 Shares at an exercise price of $1.98 per Share, subject to certain adjustments, (xxx) a common stock purchase warrant (the "Other Warrant #27") to acquire 16,242 Shares at an exercise price of $1.02 per Share, subject to certain adjustments, (xxxi)a common stock purchase warrant (the "Other Warrant #28") to acquire 22,425 Shares at an exercise price of $1.02 per Share, subject to certain adjustments, (xxxii) a common stock purchase warrant (the "Other Warrant 29" to acquire 26,859 Shares at an exercise price of $1.02 per Share, subject to certain adjustments, (xxxiii) a common stock purchase warrant (the "Other Warrant 30") to acquire 42,473 Shares at an exercise price of $1.02 per Share, subject to certain adjustments, (xxxiv) a common stock purchase warrant (the "Other Warrant #31") to acquire 16,242 Shares at an exercise price of $1.15 per Share, subject to certain adjustments, (xxxv)a common stock purchase warrant (the "Other Warrant #32") to acquire 22,425 Shares at an exercise price of $1.15 per Share, subject to certain adjustments, (xxxvi) a common stock purchase warrant (the "Other Warrant #33") to acquire 26,859 Shares at an exercise price of $1.15 per Share, subject to certain adjustments, (xxviii)a common stock purchase warrant (the "Other Warrant #34") to acquire 42,473 Shares at an exercise price of $1.15 per Share, subject to certain adjustments, (xxviii) a common stock purchase warrant (the "Other Warrant #35") to acquire 7,467 Shares at an exercise price of $2.04 per Share, subject to certain adjustments, (xxxix)a common stock purchase warrant (the "Other Warrant #36") to acquire 22,425 Shares at an exercise price of $2.04 per Share, subject to certain adjustments, (xl) a common stock purchase warrant (the "Other Warrant #37") to acquire 3,775 Shares at an exercise price of $2.04 per Share, subject to certain adjustments, (xli)a common stock purchase warrant (the "Other Warrant #38") to acquire 74,332 Shares at an exercise price of $2.04 per Share, subject to certain adjustments, (xlii) a common stock purchase warrant (the "Other Warrant #39") to acquire 108,000 Shares at an exercise price of $2.84 per Share, subject to certain adjustments, (xliii) a common stock purchase warrant (the "Other Warrant #40" and  together with all the other warrants described above in roman numerals "ii" through Roman Numeral "xlii", collectively, the "Warrants") to acquire 108,000 Shares, at an exercise price of $2.09 per Share, subject to certain adjustments. The Warrants  each  contain  an  issuance   limitation prohibiting  the Investors from exercising  those  securities to the extent that such exercise  would result in beneficial  ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "9.99% Issuance Limitation"). The 9.99% Issuance  Limitation  may be waived by the  Investors by at least 61 days notice, provided, however, that such notice shall only be effective if delivered at a time when no indebtedness of the issuer is outstanding to the holder or its affiliates and shall automatically become null and void following notice to the issuer upon an Event of Default (as defined in and pursuant to the terms of the applicable instrument). PSource is managed by Laurus Capital Management,LLC ("LCM"). Valens U.S., VOFSPVI and VOFSPVII are managed by Valens  Capital  Management,  LLC  ("VCM"). Eugene Grin and David Grin through other entities are the controlling principals of LCM and VCM, and share voting and investment power over the securities owned by the Investors reported in this Schedule 13G.

CUSIP No.  225300201

(1)     Names of Reporting Persons. I.R.S.  Identification  Nos. of Above Persons(entities only):

 Valens Offshore SPV I, Ltd.
  98-0539781

(2)     Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

(3)          SEC Use Only

(4)          Citizenship or Place of Organization:  Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With

(5) Sole Voting Power:	0*

(6) Shared Voting Power:	3,718,770*

(7) Sole Dispositive Power:	0*

(8) Shared Dispositive Power:	3,718,770*

(9)     Aggregate Amount Beneficially Owned by Each Reporting Person:

3,718,770

(10)   Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☒

(11)   Percent of Class Represented by Amount in Row (9): 9.99%

(12)   Type of Reporting Person (See Instructions):  OO

*Based on  37,224,926 shares of the common  stock,  no par value per share (the "Shares"),  outstanding of Creative  Vistas,  Inc., an Arizona  corporation (the "Company"),  as  disclosed  in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008.  As of December 31, 2008, Valens U.S. SPV I, LLC ("Valens U.S."), Valens Offshore SPV I, Ltd. ("VOFSPVI"), Valens Offshore SPV II, Corp. ("VOFSPVII") and PSource  Structured Debt Limited  ("PSource",  and together with Valens U.S., VOFSPVI and VOFSPVII,  the "Investors"),  collectively held (i) 3,545,109  Shares,  (ii) a common stock purchase  warrant (the "Other Warrant A") to acquire 812,988 Shares at an exercise price of $0.01 per Share,  subject to certain  adjustments,  (iii) a common stock  purchase  warrant (the  "Other Warrant B") to acquire  1,738,365  Shares at an exercise  price of $0.01 per Share,  subject to certain  adjustments,  (iv) a common stock purchase  warrant (the "Other Warrant #1") to acquire 108,000 Shares at an exercise price of $0.90 per Share,  subject to certain adjustments,  (v) a common stock purchase warrant (the "Other Warrant #2") to acquire 108,000 Shares at an exercise price of $1.15 per Share,  subject to certain adjustments, (vi) a common stock purchase warrant (the "Other Warrant #3") to acquire 108,000 Shares at an exercise price of $1.25 per Share, subject to certain adjustments, (vii) a common stock purchase warrant (the "Other Warrant #4") to acquire 108,000 Shares at an exercise price of $2.28 per Share,  subject to certain  adjustments,  (viii) a common  stock  purchase  warrant  (the  "Other Warrant #5") to acquire  108,000 Shares at an exercise price of $2.10 per Share, subject to certain  adjustments,  (ix) a common  stock  purchase  warrant (the "Other Warrant #6") to acquire  108,000 Shares at an exercise price of $2.55 per Share, subject to certain adjustments, (x) a common stock purchase warrant (the "Other Warrant #7") to acquire  108,000 Shares at an exercise price of $2.73 per Share, subject to certain adjustments,  (xi) a common stock purchase warrant (the "Other Warrant #8") to acquire  108,000 Shares at an exercise price of $2.43 per Share, subject to certain adjustments, (xii) a common stock purchase warrant (the "Other  Warrant #9") to acquire  139,800  Shares at an exercise price of $0.0067 per Share, subject to certain adjustments, (xiii) a common stock purchase warrant (the "Other  Warrant #10") to acquire  2,250,000 Shares at an exercise price of $1.15 per Share, subject to certain adjustments,  (xiv) a common stock purchase warrant (the "Other Warrant #11") to acquire 100,000 Shares at an exercise price of $1.20  per  Share,  subject  to  certain  adjustments,  (xv) a common  stock purchase  warrant  (the "Other  Warrant  #12") to acquire  100,000  Shares at an exercise price of $1.01 per Share, subject to certain adjustments, (xvi) a common stock purchase warrant (the "Other Warrant #13") to acquire 313,000 Shares at an exercise  price of $1.00 per  Share,  subject to  certain  adjustments,  (xvii) a common stock  purchase  warrant  (the "Other  Warrant  #14") to acquire  100,000 Shares at an exercise price of $0.90 per Share,  subject to certain adjustments, (xviii) a common  stock  purchase  warrant (the "Other  Warrant  #15") to acquire 107,999  Shares at an  exercise  price of $2.60 per  Share,  subject  to certain adjustments,  (xix) a common stock purchase  warrant (the "Other Warrant #16") to acquire  107,999 Shares at an exercise  price of $2.55 per Share,  subject to certain  adjustments, (xx) a common  stock  purchase  warrant (the "Other Warrant #17") to acquire 1,916,451 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (xxi) a common stock purchase warrant (the "Other Warrant #18") to acquire 627,451 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (xxii)a common stock purchase warrant (the "Other Warrant #19") to acquire 1,333,333 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (xxiii) a common stock purchase warrant (the "Other Warrant #20") to acquire 214,033 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (xxiv)a common stock purchase warrant (the "Other Warrant #21") to acquire 582,367 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (xxv) a common stock purchase warrant (the "Other Warrant #22") to acquire 2,350 Shares at an exercise price of $0.01 per Share, subject to certain adjustments,(xxvi) a common stock purchase warrant (the "Other Warrant #23") to acquire 16,242 Shares at an exercise price of $1.98 per Share, subject to certain adjustments, (xxvii)a common stock purchase warrant (the "Other Warrant #24") to acquire 22,425 Shares at an exercise price of $1.98 per Share, subject to certain adjustments, (xxviii) a common stock purchase warrant (the "Other Warrant #25") to acquire 26,859 Shares at an exercise price of $1.98 per Share, subject to certain adjustments, (xxix)a common stock purchase warrant (the "Other Warrant #26") to acquire 42,473 Shares at an exercise price of $1.98 per Share, subject to certain adjustments, (xxx) a common stock purchase warrant (the "Other Warrant #27") to acquire 16,242 Shares at an exercise price of $1.02 per Share, subject to certain adjustments, (xxxi)a common stock purchase warrant (the "Other Warrant #28") to acquire 22,425 Shares at an exercise price of $1.02 per Share, subject to certain adjustments, (xxxii) a common stock purchase warrant (the "Other Warrant 29" to acquire 26,859 Shares at an exercise price of $1.02 per Share, subject to certain adjustments, (xxxiii) a common stock purchase warrant (the "Other Warrant 30") to acquire 42,473 Shares at an exercise price of $1.02 per Share, subject to certain adjustments, (xxxiv) a common stock purchase warrant (the "Other Warrant #31") to acquire 16,242 Shares at an exercise price of $1.15 per Share, subject to certain adjustments, (xxxv)a common stock purchase warrant (the "Other Warrant #32") to acquire 22,425 Shares at an exercise price of $1.15 per Share, subject to certain adjustments, (xxxvi) a common stock purchase warrant (the "Other Warrant #33") to acquire 26,859 Shares at an exercise price of $1.15 per Share, subject to certain adjustments, (xxviii)a common stock purchase warrant (the "Other Warrant #34") to acquire 42,473 Shares at an exercise price of $1.15 per Share, subject to certain adjustments, (xxviii) a common stock purchase warrant (the "Other Warrant #35") to acquire 7,467 Shares at an exercise price of $2.04 per Share, subject to certain adjustments, (xxxix)a common stock purchase warrant (the "Other Warrant #36") to acquire 22,425 Shares at an exercise price of $2.04 per Share, subject to certain adjustments, (xl) a common stock purchase warrant (the "Other Warrant #37") to acquire 3,775 Shares at an exercise price of $2.04 per Share, subject to certain adjustments, (xli)a common stock purchase warrant (the "Other Warrant #38") to acquire 74,332 Shares at an exercise price of $2.04 per Share, subject to certain adjustments, (xlii) a common stock purchase warrant (the "Other Warrant #39") to acquire 108,000 Shares at an exercise price of $2.84 per Share, subject to certain adjustments, (xliii) a common stock purchase warrant (the "Other Warrant #40" and  together with all the other warrants described above in roman numerals "ii" through Roman Numeral "xlii", collectively, the "Warrants") to acquire 108,000 Shares, at an exercise price of $2.09 per Share, subject to certain adjustments. The Warrants  each  contain  an  issuance   limitation prohibiting  the Investors from exercising  those  securities to the extent that such exercise  would result in beneficial  ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "9.99% Issuance Limitation"). The 9.99% Issuance  Limitation  may be waived by the  Investors by at least 61 days notice, provided, however, that such notice shall only be effective if delivered at a time when no indebtedness of the issuer is outstanding to the holder or its affiliates and shall automatically become null and void following notice to the issuer upon an Event of Default (as defined in and pursuant to the terms of the applicable instrument). PSource is managed by Laurus Capital Management,LLC ("LCM"). Valens U.S., VOFSPVI and VOFSPVII are managed by Valens  Capital  Management,  LLC  ("VCM"). Eugene Grin and David Grin through other entities are the controlling principals of LCM and VCM, and share voting and investment power over the securities owned by the Investors reported in this Schedule 13G.

CUSIP No.  225300201

(1)     Names of Reporting Persons. I.R.S.  Identification  Nos. of Above Persons(entities only):

  Valens Capital Management, LLC
  20-8903345

(2)     Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

(3)          SEC Use Only

(4)          Citizenship or Place of Organization:  Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With

(5) Sole Voting Power:	0*

(6) Shared Voting Power:	3,718,770*

(7) Sole Dispositive Power:	0*

(8) Shared Dispositive Power:	3,718,770*

(9)     Aggregate Amount Beneficially Owned by Each Reporting Person:

3,718,770

(10)   Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☒

(11)   Percent of Class Represented by Amount in Row (9): 9.99%

(12)   Type of Reporting Person (See Instructions):  OO

*Based on  37,224,926 shares of the common  stock,  no par value per share (the "Shares"),  outstanding of Creative  Vistas,  Inc., an Arizona  corporation (the "Company"),  as  disclosed  in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008.  As of December 31, 2008, Valens U.S. SPV I, LLC ("Valens U.S."), Valens Offshore SPV I, Ltd. ("VOFSPVI"), Valens Offshore SPV II, Corp. ("VOFSPVII") and PSource  Structured Debt Limited  ("PSource",  and together with Valens U.S., VOFSPVI and VOFSPVII,  the "Investors"),  collectively held (i) 3,545,109  Shares,  (ii) a common stock purchase  warrant (the "Other Warrant A") to acquire 812,988 Shares at an exercise price of $0.01 per Share,  subject to certain  adjustments,  (iii) a common stock  purchase  warrant (the  "Other Warrant B") to acquire  1,738,365  Shares at an exercise  price of $0.01 per Share,  subject to certain  adjustments,  (iv) a common stock purchase  warrant (the "Other Warrant #1") to acquire 108,000 Shares at an exercise price of $0.90 per Share,  subject to certain adjustments,  (v) a common stock purchase warrant (the "Other Warrant #2") to acquire 108,000 Shares at an exercise price of $1.15 per Share,  subject to certain adjustments, (vi) a common stock purchase warrant (the "Other Warrant #3") to acquire 108,000 Shares at an exercise price of $1.25 per Share, subject to certain adjustments, (vii) a common stock purchase warrant (the "Other Warrant #4") to acquire 108,000 Shares at an exercise price of $2.28 per Share,  subject to certain  adjustments,  (viii) a common  stock  purchase  warrant  (the  "Other Warrant #5") to acquire  108,000 Shares at an exercise price of $2.10 per Share, subject to certain  adjustments,  (ix) a common  stock  purchase  warrant (the "Other Warrant #6") to acquire  108,000 Shares at an exercise price of $2.55 per Share, subject to certain adjustments, (x) a common stock purchase warrant (the "Other Warrant #7") to acquire  108,000 Shares at an exercise price of $2.73 per Share, subject to certain adjustments,  (xi) a common stock purchase warrant (the "Other Warrant #8") to acquire  108,000 Shares at an exercise price of $2.43 per Share, subject to certain adjustments, (xii) a common stock purchase warrant (the "Other  Warrant #9") to acquire  139,800  Shares at an exercise price of $0.0067 per Share, subject to certain adjustments, (xiii) a common stock purchase warrant (the "Other  Warrant #10") to acquire  2,250,000 Shares at an exercise price of $1.15 per Share, subject to certain adjustments,  (xiv) a common stock purchase warrant (the "Other Warrant #11") to acquire 100,000 Shares at an exercise price of $1.20  per  Share,  subject  to  certain  adjustments,  (xv) a common  stock purchase  warrant  (the "Other  Warrant  #12") to acquire  100,000  Shares at an exercise price of $1.01 per Share, subject to certain adjustments, (xvi) a common stock purchase warrant (the "Other Warrant #13") to acquire 313,000 Shares at an exercise  price of $1.00 per  Share,  subject to  certain  adjustments,  (xvii) a common stock  purchase  warrant  (the "Other  Warrant  #14") to acquire  100,000 Shares at an exercise price of $0.90 per Share,  subject to certain adjustments, (xviii) a common  stock  purchase  warrant (the "Other  Warrant  #15") to acquire 107,999  Shares at an  exercise  price of $2.60 per  Share,  subject  to certain adjustments,  (xix) a common stock purchase  warrant (the "Other Warrant #16") to acquire  107,999 Shares at an exercise  price of $2.55 per Share,  subject to certain  adjustments, (xx) a common  stock  purchase  warrant (the "Other Warrant #17") to acquire 1,916,451 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (xxi) a common stock purchase warrant (the "Other Warrant #18") to acquire 627,451 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (xxii)a common stock purchase warrant (the "Other Warrant #19") to acquire 1,333,333 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (xxiii) a common stock purchase warrant (the "Other Warrant #20") to acquire 214,033 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (xxiv)a common stock purchase warrant (the "Other Warrant #21") to acquire 582,367 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (xxv) a common stock purchase warrant (the "Other Warrant #22") to acquire 2,350 Shares at an exercise price of $0.01 per Share, subject to certain adjustments,(xxvi) a common stock purchase warrant (the "Other Warrant #23") to acquire 16,242 Shares at an exercise price of $1.98 per Share, subject to certain adjustments, (xxvii)a common stock purchase warrant (the "Other Warrant #24") to acquire 22,425 Shares at an exercise price of $1.98 per Share, subject to certain adjustments, (xxviii) a common stock purchase warrant (the "Other Warrant #25") to acquire 26,859 Shares at an exercise price of $1.98 per Share, subject to certain adjustments, (xxix)a common stock purchase warrant (the "Other Warrant #26") to acquire 42,473 Shares at an exercise price of $1.98 per Share, subject to certain adjustments, (xxx) a common stock purchase warrant (the "Other Warrant #27") to acquire 16,242 Shares at an exercise price of $1.02 per Share, subject to certain adjustments, (xxxi)a common stock purchase warrant (the "Other Warrant #28") to acquire 22,425 Shares at an exercise price of $1.02 per Share, subject to certain adjustments, (xxxii) a common stock purchase warrant (the "Other Warrant 29" to acquire 26,859 Shares at an exercise price of $1.02 per Share, subject to certain adjustments, (xxxiii) a common stock purchase warrant (the "Other Warrant 30") to acquire 42,473 Shares at an exercise price of $1.02 per Share, subject to certain adjustments, (xxxiv) a common stock purchase warrant (the "Other Warrant #31") to acquire 16,242 Shares at an exercise price of $1.15 per Share, subject to certain adjustments, (xxxv)a common stock purchase warrant (the "Other Warrant #32") to acquire 22,425 Shares at an exercise price of $1.15 per Share, subject to certain adjustments, (xxxvi) a common stock purchase warrant (the "Other Warrant #33") to acquire 26,859 Shares at an exercise price of $1.15 per Share, subject to certain adjustments, (xxviii)a common stock purchase warrant (the "Other Warrant #34") to acquire 42,473 Shares at an exercise price of $1.15 per Share, subject to certain adjustments, (xxviii) a common stock purchase warrant (the "Other Warrant #35") to acquire 7,467 Shares at an exercise price of $2.04 per Share, subject to certain adjustments, (xxxix)a common stock purchase warrant (the "Other Warrant #36") to acquire 22,425 Shares at an exercise price of $2.04 per Share, subject to certain adjustments, (xl) a common stock purchase warrant (the "Other Warrant #37") to acquire 3,775 Shares at an exercise price of $2.04 per Share, subject to certain adjustments, (xli)a common stock purchase warrant (the "Other Warrant #38") to acquire 74,332 Shares at an exercise price of $2.04 per Share, subject to certain adjustments, (xlii) a common stock purchase warrant (the "Other Warrant #39") to acquire 108,000 Shares at an exercise price of $2.84 per Share, subject to certain adjustments, (xliii) a common stock purchase warrant (the "Other Warrant #40" and  together with all the other warrants described above in roman numerals "ii" through Roman Numeral "xlii", collectively, the "Warrants") to acquire 108,000 Shares, at an exercise price of $2.09 per Share, subject to certain adjustments. The Warrants  each  contain  an  issuance   limitation prohibiting  the Investors from exercising  those  securities to the extent that such exercise  would result in beneficial  ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "9.99% Issuance Limitation"). The 9.99% Issuance  Limitation  may be waived by the  Investors by at least 61 days notice, provided, however, that such notice shall only be effective if delivered at a time when no indebtedness of the issuer is outstanding to the holder or its affiliates and shall automatically become null and void following notice to the issuer upon an Event of Default (as defined in and pursuant to the terms of the applicable instrument). PSource is managed by Laurus Capital Management,LLC ("LCM"). Valens U.S., VOFSPVI and VOFSPVII are managed by Valens  Capital  Management,  LLC  ("VCM"). Eugene Grin and David Grin through other entities are the controlling principals of LCM and VCM, and share voting and investment power over the securities owned by the Investors reported in this Schedule 13G.

CUSIP No.  225300201

(1)     Names of Reporting Persons.   I.R.S.  Identification  Nos. of Above Persons(entities only):

 David Grin

(2)     Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

(3)          SEC Use Only

(4)          Citizenship or Place of Organization:  Israel

Number of Shares Beneficially Owned by Each Reporting Person With
(5) Sole Voting Power:	0*

(6) Shared Voting Power:	3,718,770*

(7) Sole Dispositive Power:	0*

(8) Shared Dispositive Power:	3,718,770*

(9)     Aggregate Amount Beneficially Owned by Each Reporting Person:

3,718,770

(10)   Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):   ☒

(11)   Percent of Class Represented by Amount in Row (9): 9.99%

(12)   Type of Reporting Person (See Instructions):  IN

*Based on  37,224,926 shares of the common  stock,  no par value per share (the "Shares"),  outstanding of Creative  Vistas,  Inc., an Arizona  corporation (the "Company"),  as  disclosed  in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008.  As of December 31, 2008, Valens U.S. SPV I, LLC ("Valens U.S."), Valens Offshore SPV I, Ltd. ("VOFSPVI"), Valens Offshore SPV II, Corp. ("VOFSPVII") and PSource  Structured Debt Limited  ("PSource",  and together with Valens U.S., VOFSPVI and VOFSPVII,  the "Investors"),  collectively held (i) 3,545,109  Shares,  (ii) a common stock purchase  warrant (the "Other Warrant A") to acquire 812,988 Shares at an exercise price of $0.01 per Share,  subject to certain  adjustments,  (iii) a common stock  purchase  warrant (the  "Other Warrant B") to acquire  1,738,365  Shares at an exercise  price of $0.01 per Share,  subject to certain  adjustments,  (iv) a common stock purchase  warrant (the "Other Warrant #1") to acquire 108,000 Shares at an exercise price of $0.90 per Share,  subject to certain adjustments,  (v) a common stock purchase warrant (the "Other Warrant #2") to acquire 108,000 Shares at an exercise price of $1.15 per Share,  subject to certain adjustments, (vi) a common stock purchase warrant (the "Other Warrant #3") to acquire 108,000 Shares at an exercise price of $1.25 per Share, subject to certain adjustments, (vii) a common stock purchase warrant (the "Other Warrant #4") to acquire 108,000 Shares at an exercise price of $2.28 per Share,  subject to certain  adjustments,  (viii) a common  stock  purchase  warrant  (the  "Other Warrant #5") to acquire  108,000 Shares at an exercise price of $2.10 per Share, subject to certain  adjustments,  (ix) a common  stock  purchase  warrant (the "Other Warrant #6") to acquire  108,000 Shares at an exercise price of $2.55 per Share, subject to certain adjustments, (x) a common stock purchase warrant (the "Other Warrant #7") to acquire  108,000 Shares at an exercise price of $2.73 per Share, subject to certain adjustments,  (xi) a common stock purchase warrant (the "Other Warrant #8") to acquire  108,000 Shares at an exercise price of $2.43 per Share, subject to certain adjustments, (xii) a common stock purchase warrant (the "Other  Warrant #9") to acquire  139,800  Shares at an exercise price of $0.0067 per Share, subject to certain adjustments, (xiii) a common stock purchase warrant (the "Other  Warrant #10") to acquire  2,250,000 Shares at an exercise price of $1.15 per Share, subject to certain adjustments,  (xiv) a common stock purchase warrant (the "Other Warrant #11") to acquire 100,000 Shares at an exercise price of $1.20  per  Share,  subject  to  certain  adjustments,  (xv) a common  stock purchase  warrant  (the "Other  Warrant  #12") to acquire  100,000  Shares at an exercise price of $1.01 per Share, subject to certain adjustments, (xvi) a common stock purchase warrant (the "Other Warrant #13") to acquire 313,000 Shares at an exercise  price of $1.00 per  Share,  subject to  certain  adjustments,  (xvii) a common stock  purchase  warrant  (the "Other  Warrant  #14") to acquire  100,000 Shares at an exercise price of $0.90 per Share,  subject to certain adjustments, (xviii) a common  stock  purchase  warrant (the "Other  Warrant  #15") to acquire 107,999  Shares at an  exercise  price of $2.60 per  Share,  subject  to certain adjustments,  (xix) a common stock purchase  warrant (the "Other Warrant #16") to acquire  107,999 Shares at an exercise  price of $2.55 per Share,  subject to certain  adjustments, (xx) a common  stock  purchase  warrant (the "Other Warrant #17") to acquire 1,916,451 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (xxi) a common stock purchase warrant (the "Other Warrant #18") to acquire 627,451 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (xxii)a common stock purchase warrant (the "Other Warrant #19") to acquire 1,333,333 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (xxiii) a common stock purchase warrant (the "Other Warrant #20") to acquire 214,033 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (xxiv)a common stock purchase warrant (the "Other Warrant #21") to acquire 582,367 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (xxv) a common stock purchase warrant (the "Other Warrant #22") to acquire 2,350 Shares at an exercise price of $0.01 per Share, subject to certain adjustments,(xxvi) a common stock purchase warrant (the "Other Warrant #23") to acquire 16,242 Shares at an exercise price of $1.98 per Share, subject to certain adjustments, (xxvii)a common stock purchase warrant (the "Other Warrant #24") to acquire 22,425 Shares at an exercise price of $1.98 per Share, subject to certain adjustments, (xxviii) a common stock purchase warrant (the "Other Warrant #25") to acquire 26,859 Shares at an exercise price of $1.98 per Share, subject to certain adjustments, (xxix)a common stock purchase warrant (the "Other Warrant #26") to acquire 42,473 Shares at an exercise price of $1.98 per Share, subject to certain adjustments, (xxx) a common stock purchase warrant (the "Other Warrant #27") to acquire 16,242 Shares at an exercise price of $1.02 per Share, subject to certain adjustments, (xxxi)a common stock purchase warrant (the "Other Warrant #28") to acquire 22,425 Shares at an exercise price of $1.02 per Share, subject to certain adjustments, (xxxii) a common stock purchase warrant (the "Other Warrant 29" to acquire 26,859 Shares at an exercise price of $1.02 per Share, subject to certain adjustments, (xxxiii) a common stock purchase warrant (the "Other Warrant 30") to acquire 42,473 Shares at an exercise price of $1.02 per Share, subject to certain adjustments, (xxxiv) a common stock purchase warrant (the "Other Warrant #31") to acquire 16,242 Shares at an exercise price of $1.15 per Share, subject to certain adjustments, (xxxv)a common stock purchase warrant (the "Other Warrant #32") to acquire 22,425 Shares at an exercise price of $1.15 per Share, subject to certain adjustments, (xxxvi) a common stock purchase warrant (the "Other Warrant #33") to acquire 26,859 Shares at an exercise price of $1.15 per Share, subject to certain adjustments, (xxviii)a common stock purchase warrant (the "Other Warrant #34") to acquire 42,473 Shares at an exercise price of $1.15 per Share, subject to certain adjustments, (xxviii) a common stock purchase warrant (the "Other Warrant #35") to acquire 7,467 Shares at an exercise price of $2.04 per Share, subject to certain adjustments, (xxxix)a common stock purchase warrant (the "Other Warrant #36") to acquire 22,425 Shares at an exercise price of $2.04 per Share, subject to certain adjustments, (xl) a common stock purchase warrant (the "Other Warrant #37") to acquire 3,775 Shares at an exercise price of $2.04 per Share, subject to certain adjustments, (xli)a common stock purchase warrant (the "Other Warrant #38") to acquire 74,332 Shares at an exercise price of $2.04 per Share, subject to certain adjustments, (xlii) a common stock purchase warrant (the "Other Warrant #39") to acquire 108,000 Shares at an exercise price of $2.84 per Share, subject to certain adjustments, (xliii) a common stock purchase warrant (the "Other Warrant #40" and  together with all the other warrants described above in roman numerals "ii" through Roman Numeral "xlii", collectively, the "Warrants") to acquire 108,000 Shares, at an exercise price of $2.09 per Share, subject to certain adjustments. The Warrants  each  contain  an  issuance   limitation prohibiting  the Investors from exercising  those  securities to the extent that such exercise  would result in beneficial  ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "9.99% Issuance Limitation"). The 9.99% Issuance  Limitation  may be waived by the  Investors by at least 61 days notice, provided, however, that such notice shall only be effective if delivered at a time when no indebtedness of the issuer is outstanding to the holder or its affiliates and shall automatically become null and void following notice to the issuer upon an Event of Default (as defined in and pursuant to the terms of the applicable instrument). PSource is managed by Laurus Capital Management,LLC ("LCM"). Valens U.S., VOFSPVI and VOFSPVII are managed by Valens  Capital  Management,  LLC  ("VCM"). Eugene Grin and David Grin through other entities are the controlling principals of LCM and VCM, and share voting and investment power over the securities owned by the Investors reported in this Schedule 13G.

CUSIP No.  225300201

(1)     Names of Reporting Persons.   I.R.S.  Identification  Nos. of Above Persons(entities only):

  Eugene Grin

(2)     Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

(3)          SEC Use Only

(4)          Citizenship or Place of Organization:  United States

Number of Shares Beneficially Owned by Each Reporting Person With
(5) Sole Voting Power:	0*

(6) Shared Voting Power:	3,718,770*

(7) Sole Dispositive Power:	0*

(8) Shared Dispositive Power:	3,718,770*

(9)     Aggregate Amount Beneficially Owned by Each Reporting Person:

3,718,770

(10)   Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):   ☒

(11)   Percent of Class Represented by Amount in Row (9): 9.99%

(12)   Type of Reporting Person (See Instructions):  IN

*Based on  37,224,926 shares of the common  stock,  no par value per share (the "Shares"),  outstanding of Creative  Vistas,  Inc., an Arizona  corporation (the "Company"),  as  disclosed  in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008.  As of December 31, 2008, Valens U.S. SPV I, LLC ("Valens U.S."), Valens Offshore SPV I, Ltd. ("VOFSPVI"), Valens Offshore SPV II, Corp. ("VOFSPVII") and PSource  Structured Debt Limited  ("PSource",  and together with Valens U.S., VOFSPVI and VOFSPVII,  the "Investors"),  collectively held (i) 3,545,109  Shares,  (ii) a common stock purchase  warrant (the "Other Warrant A") to acquire 812,988 Shares at an exercise price of $0.01 per Share,  subject to certain  adjustments,  (iii) a common stock  purchase  warrant (the  "Other Warrant B") to acquire  1,738,365  Shares at an exercise  price of $0.01 per Share,  subject to certain  adjustments,  (iv) a common stock purchase  warrant (the "Other Warrant #1") to acquire 108,000 Shares at an exercise price of $0.90 per Share,  subject to certain adjustments,  (v) a common stock purchase warrant (the "Other Warrant #2") to acquire 108,000 Shares at an exercise price of $1.15 per Share,  subject to certain adjustments, (vi) a common stock purchase warrant (the "Other Warrant #3") to acquire 108,000 Shares at an exercise price of $1.25 per Share, subject to certain adjustments, (vii) a common stock purchase warrant (the "Other Warrant #4") to acquire 108,000 Shares at an exercise price of $2.28 per Share,  subject to certain  adjustments,  (viii) a common  stock  purchase  warrant  (the  "Other Warrant #5") to acquire  108,000 Shares at an exercise price of $2.10 per Share, subject to certain  adjustments,  (ix) a common  stock  purchase  warrant (the "Other Warrant #6") to acquire  108,000 Shares at an exercise price of $2.55 per Share, subject to certain adjustments, (x) a common stock purchase warrant (the "Other Warrant #7") to acquire  108,000 Shares at an exercise price of $2.73 per Share, subject to certain adjustments,  (xi) a common stock purchase warrant (the "Other Warrant #8") to acquire  108,000 Shares at an exercise price of $2.43 per Share, subject to certain adjustments, (xii) a common stock purchase warrant (the "Other  Warrant #9") to acquire  139,800  Shares at an exercise price of $0.0067 per Share, subject to certain adjustments, (xiii) a common stock purchase warrant (the "Other  Warrant #10") to acquire  2,250,000 Shares at an exercise price of $1.15 per Share, subject to certain adjustments,  (xiv) a common stock purchase warrant (the "Other Warrant #11") to acquire 100,000 Shares at an exercise price of $1.20  per  Share,  subject  to  certain  adjustments,  (xv) a common  stock purchase  warrant  (the "Other  Warrant  #12") to acquire  100,000  Shares at an exercise price of $1.01 per Share, subject to certain adjustments, (xvi) a common stock purchase warrant (the "Other Warrant #13") to acquire 313,000 Shares at an exercise  price of $1.00 per  Share,  subject to  certain  adjustments,  (xvii) a common stock  purchase  warrant  (the "Other  Warrant  #14") to acquire  100,000 Shares at an exercise price of $0.90 per Share,  subject to certain adjustments, (xviii) a common  stock  purchase  warrant (the "Other  Warrant  #15") to acquire 107,999  Shares at an  exercise  price of $2.60 per  Share,  subject  to certain adjustments,  (xix) a common stock purchase  warrant (the "Other Warrant #16") to acquire  107,999 Shares at an exercise  price of $2.55 per Share,  subject to certain  adjustments, (xx) a common  stock  purchase  warrant (the "Other Warrant #17") to acquire 1,916,451 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (xxi) a common stock purchase warrant (the "Other Warrant #18") to acquire 627,451 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (xxii)a common stock purchase warrant (the "Other Warrant #19") to acquire 1,333,333 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (xxiii) a common stock purchase warrant (the "Other Warrant #20") to acquire 214,033 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (xxiv)a common stock purchase warrant (the "Other Warrant #21") to acquire 582,367 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (xxv) a common stock purchase warrant (the "Other Warrant #22") to acquire 2,350 Shares at an exercise price of $0.01 per Share, subject to certain adjustments,(xxvi) a common stock purchase warrant (the "Other Warrant #23") to acquire 16,242 Shares at an exercise price of $1.98 per Share, subject to certain adjustments, (xxvii)a common stock purchase warrant (the "Other Warrant #24") to acquire 22,425 Shares at an exercise price of $1.98 per Share, subject to certain adjustments, (xxviii) a common stock purchase warrant (the "Other Warrant #25") to acquire 26,859 Shares at an exercise price of $1.98 per Share, subject to certain adjustments, (xxix)a common stock purchase warrant (the "Other Warrant #26") to acquire 42,473 Shares at an exercise price of $1.98 per Share, subject to certain adjustments, (xxx) a common stock purchase warrant (the "Other Warrant #27") to acquire 16,242 Shares at an exercise price of $1.02 per Share, subject to certain adjustments, (xxxi)a common stock purchase warrant (the "Other Warrant #28") to acquire 22,425 Shares at an exercise price of $1.02 per Share, subject to certain adjustments, (xxxii) a common stock purchase warrant (the "Other Warrant 29" to acquire 26,859 Shares at an exercise price of $1.02 per Share, subject to certain adjustments, (xxxiii) a common stock purchase warrant (the "Other Warrant 30") to acquire 42,473 Shares at an exercise price of $1.02 per Share, subject to certain adjustments, (xxxiv) a common stock purchase warrant (the "Other Warrant #31") to acquire 16,242 Shares at an exercise price of $1.15 per Share, subject to certain adjustments, (xxxv)a common stock purchase warrant (the "Other Warrant #32") to acquire 22,425 Shares at an exercise price of $1.15 per Share, subject to certain adjustments, (xxxvi) a common stock purchase warrant (the "Other Warrant #33") to acquire 26,859 Shares at an exercise price of $1.15 per Share, subject to certain adjustments, (xxviii)a common stock purchase warrant (the "Other Warrant #34") to acquire 42,473 Shares at an exercise price of $1.15 per Share, subject to certain adjustments, (xxviii) a common stock purchase warrant (the "Other Warrant #35") to acquire 7,467 Shares at an exercise price of $2.04 per Share, subject to certain adjustments, (xxxix)a common stock purchase warrant (the "Other Warrant #36") to acquire 22,425 Shares at an exercise price of $2.04 per Share, subject to certain adjustments, (xl) a common stock purchase warrant (the "Other Warrant #37") to acquire 3,775 Shares at an exercise price of $2.04 per Share, subject to certain adjustments, (xli)a common stock purchase warrant (the "Other Warrant #38") to acquire 74,332 Shares at an exercise price of $2.04 per Share, subject to certain adjustments, (xlii) a common stock purchase warrant (the "Other Warrant #39") to acquire 108,000 Shares at an exercise price of $2.84 per Share, subject to certain adjustments, (xliii) a common stock purchase warrant (the "Other Warrant #40" and  together with all the other warrants described above in roman numerals "ii" through Roman Numeral "xlii", collectively, the "Warrants") to acquire 108,000 Shares, at an exercise price of $2.09 per Share, subject to certain adjustments. The Warrants  each  contain  an  issuance   limitation prohibiting  the Investors from exercising  those  securities to the extent that such exercise  would result in beneficial  ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "9.99% Issuance Limitation"). The 9.99% Issuance  Limitation  may be waived by the  Investors by at least 61 days notice, provided, however, that such notice shall only be effective if delivered at a time when no indebtedness of the issuer is outstanding to the holder or its affiliates and shall automatically become null and void following notice to the issuer upon an Event of Default (as defined in and pursuant to the terms of the applicable instrument). PSource is managed by Laurus Capital Management,LLC ("LCM"). Valens U.S., VOFSPVI and VOFSPVII are managed by Valens  Capital  Management,  LLC  ("VCM"). Eugene Grin and David Grin through other entities are the controlling principals of LCM and VCM, and share voting and investment power over the securities owned by the Investors reported in this Schedule 13G.

CUSIP No. 225300201

Item 1(a).	Name Of Issuer: Creative Vistas, Inc.

Item 1(b).	Address of Issuer's Principal Executive Offices:

4909 East McDowell Road, Phoenix, Arizona 85008

Item 2(a).	Name of Person Filing: Laurus Capital Management, LLC.

This  Schedule  13G is also  filed on behalf of PSource Structured Debt Limited, a closed-ended company  incorporated  with  limited  liability  in  Guernsey, Valens U.S. SPV I, LLC, a Delaware limited liability company, Valens Offshore SPV  I,  Ltd.,  a  Cayman  Islands  limited  company, Valens Offshore SPV II, Corp., a Delaware corporation,  Valens  Capital Management, LLC, a Delaware limited liability company, Eugene Grin and David Grin.  Laurus Capital Management, LLC manages PSource  Structured  Debt  Limited.   Valens  Capital Management, LLC manages Valens U.S. SPV I, LLC Valens Offshore SPV I, Ltd. and Valens Offshore SPV II, Corp.  Eugene Grin and David Grin, through other  entities,  are the controlling  principals of Laurus Capital  Management,  LLC and Valens Capital Management, LLC and share voting and investment power over the securities  owned  by  PSource  Structured  Debt Limited,  Valens U.S. SPV I, LLC, Valens  Offshore SPV I, Ltd. and Valens Offshore SPV II, Corp. reported in this  Schedule 13G.  Information  related to each of PSource Structured Debt Limited, Valens U.S. SPV I, LLC, Valens Offshore SPV I, Ltd., Valens Offshore SPV II, Corp., Valens Capital  Management,  LLC,  Eugene Grin and David Grin is set forth on

Appendix A hereto.

Item 2(b).	Address of Principal Business Office or, if None,Residence:

335 Madison Avenue, 10th Floor, New York, NY 10017

Item 2(c).	Citizenship:

Delaware

Item 2(d).	Title of Class of Securities: Common Stock, no par value per share

Item 2(e).	CUSIP No.: 225300201

Item 3.	Not Applicable.

Item 4.	Ownership

(a)	Amount Beneficially Owned: 3,718,770

(b)	Percent of Class: 9.99%

(c)	Number of Shares as to which the person has:

i)	sole power to vote or to direct the vote: 0*

(ii)	shared power to vote or to direct the vote: 3,718,770

(iii)	sole power to dispose or to direct the disposition of: 0*

(iv)	shared power to dispose or to direct the disposition of: 3,718,770

*Based on  37,224,926 shares of the common  stock,  no par value per share (the "Shares"),  outstanding of Creative  Vistas,  Inc., an Arizona  corporation (the "Company"),  as  disclosed  in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008.  As of December 31, 2008, Valens U.S. SPV I, LLC ("Valens U.S."), Valens Offshore SPV I, Ltd. ("VOFSPVI"), Valens Offshore SPV II, Corp. ("VOFSPVII") and PSource  Structured Debt Limited  ("PSource",  and together with Valens U.S., VOFSPVI and VOFSPVII,  the "Investors"),  collectively held (i) 3,545,109  Shares,  (ii) a common stock purchase  warrant (the "Other Warrant A") to acquire 812,988 Shares at an exercise price of $0.01 per Share,  subject to certain  adjustments,  (iii) a common stock  purchase  warrant (the  "Other Warrant B") to acquire  1,738,365  Shares at an exercise  price of $0.01 per Share,  subject to certain  adjustments,  (iv) a common stock purchase  warrant (the "Other Warrant #1") to acquire 108,000 Shares at an exercise price of $0.90 per Share,  subject to certain adjustments,  (v) a common stock purchase warrant (the "Other Warrant #2") to acquire 108,000 Shares at an exercise price of $1.15 per Share,  subject to certain adjustments, (vi) a common stock purchase warrant (the "Other Warrant #3") to acquire 108,000 Shares at an exercise price of $1.25 per Share, subject to certain adjustments, (vii) a common stock purchase warrant (the "Other Warrant #4") to acquire 108,000 Shares at an exercise price of $2.28 per Share,  subject to certain  adjustments,  (viii) a common  stock  purchase  warrant  (the  "Other Warrant #5") to acquire  108,000 Shares at an exercise price of $2.10 per Share, subject to certain  adjustments,  (ix) a common  stock  purchase  warrant (the "Other Warrant #6") to acquire  108,000 Shares at an exercise price of $2.55 per Share, subject to certain adjustments, (x) a common stock purchase warrant (the "Other Warrant #7") to acquire  108,000 Shares at an exercise price of $2.73 per Share, subject to certain adjustments,  (xi) a common stock purchase warrant (the "Other Warrant #8") to acquire  108,000 Shares at an exercise price of $2.43 per Share, subject to certain adjustments, (xii) a common stock purchase warrant (the "Other  Warrant #9") to acquire  139,800  Shares at an exercise price of $0.0067 per Share, subject to certain adjustments, (xiii) a common stock purchase warrant (the "Other  Warrant #10") to acquire  2,250,000 Shares at an exercise price of $1.15 per Share, subject to certain adjustments,  (xiv) a common stock purchase warrant (the "Other Warrant #11") to acquire 100,000 Shares at an exercise price of $1.20  per  Share,  subject  to  certain  adjustments,  (xv) a common  stock purchase  warrant  (the "Other  Warrant  #12") to acquire  100,000  Shares at an exercise price of $1.01 per Share, subject to certain adjustments, (xvi) a common stock purchase warrant (the "Other Warrant #13") to acquire 313,000 Shares at an exercise  price of $1.00 per  Share,  subject to  certain  adjustments,  (xvii) a common stock  purchase  warrant  (the "Other  Warrant  #14") to acquire  100,000 Shares at an exercise price of $0.90 per Share,  subject to certain adjustments, (xviii) a common  stock  purchase  warrant (the "Other  Warrant  #15") to acquire 107,999  Shares at an  exercise  price of $2.60 per  Share,  subject  to certain adjustments,  (xix) a common stock purchase  warrant (the "Other Warrant #16") to acquire  107,999 Shares at an exercise  price of $2.55 per Share,  subject to certain  adjustments, (xx) a common  stock  purchase  warrant (the "Other Warrant #17") to acquire 1,916,451 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (xxi) a common stock purchase warrant (the "Other Warrant #18") to acquire 627,451 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (xxii)a common stock purchase warrant (the "Other Warrant #19") to acquire 1,333,333 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (xxiii) a common stock purchase warrant (the "Other Warrant #20") to acquire 214,033 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (xxiv)a common stock purchase warrant (the "Other Warrant #21") to acquire 582,367 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (xxv) a common stock purchase warrant (the "Other Warrant #22") to acquire 2,350 Shares at an exercise price of $0.01 per Share, subject to certain adjustments,(xxvi) a common stock purchase warrant (the "Other Warrant #23") to acquire 16,242 Shares at an exercise price of $1.98 per Share, subject to certain adjustments, (xxvii)a common stock purchase warrant (the "Other Warrant #24") to acquire 22,425 Shares at an exercise price of $1.98 per Share, subject to certain adjustments, (xxviii) a common stock purchase warrant (the "Other Warrant #25") to acquire 26,859 Shares at an exercise price of $1.98 per Share, subject to certain adjustments, (xxix)a common stock purchase warrant (the "Other Warrant #26") to acquire 42,473 Shares at an exercise price of $1.98 per Share, subject to certain adjustments, (xxx) a common stock purchase warrant (the "Other Warrant #27") to acquire 16,242 Shares at an exercise price of $1.02 per Share, subject to certain adjustments, (xxxi)a common stock purchase warrant (the "Other Warrant #28") to acquire 22,425 Shares at an exercise price of $1.02 per Share, subject to certain adjustments, (xxxii) a common stock purchase warrant (the "Other Warrant 29" to acquire 26,859 Shares at an exercise price of $1.02 per Share, subject to certain adjustments, (xxxiii) a common stock purchase warrant (the "Other Warrant 30") to acquire 42,473 Shares at an exercise price of $1.02 per Share, subject to certain adjustments, (xxxiv) a common stock purchase warrant (the "Other Warrant #31") to acquire 16,242 Shares at an exercise price of $1.15 per Share, subject to certain adjustments, (xxxv)a common stock purchase warrant (the "Other Warrant #32") to acquire 22,425 Shares at an exercise price of $1.15 per Share, subject to certain adjustments, (xxxvi) a common stock purchase warrant (the "Other Warrant #33") to acquire 26,859 Shares at an exercise price of $1.15 per Share, subject to certain adjustments, (xxviii)a common stock purchase warrant (the "Other Warrant #34") to acquire 42,473 Shares at an exercise price of $1.15 per Share, subject to certain adjustments, (xxviii) a common stock purchase warrant (the "Other Warrant #35") to acquire 7,467 Shares at an exercise price of $2.04 per Share, subject to certain adjustments, (xxxix)a common stock purchase warrant (the "Other Warrant #36") to acquire 22,425 Shares at an exercise price of $2.04 per Share, subject to certain adjustments, (xl) a common stock purchase warrant (the "Other Warrant #37") to acquire 3,775 Shares at an exercise price of $2.04 per Share, subject to certain adjustments, (xli)a common stock purchase warrant (the "Other Warrant #38") to acquire 74,332 Shares at an exercise price of $2.04 per Share, subject to certain adjustments, (xlii) a common stock purchase warrant (the "Other Warrant #39") to acquire 108,000 Shares at an exercise price of $2.84 per Share, subject to certain adjustments, (xliii) a common stock purchase warrant (the "Other Warrant #40" and  together with all the other warrants described above in roman numerals "ii" through Roman Numeral "xlii", collectively, the "Warrants") to acquire 108,000 Shares, at an exercise price of $2.09 per Share, subject to certain adjustments. The Warrants  each  contain  an  issuance   limitation prohibiting  the Investors from exercising  those  securities to the extent that such exercise  would result in beneficial  ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "9.99% Issuance Limitation"). The 9.99% Issuance  Limitation  may be waived by the  Investors by at least 61 days notice, provided, however, that such notice shall only be effective if delivered at a time when no indebtedness of the issuer is outstanding to the holder or its affiliates and shall automatically become null and void following notice to the issuer upon an Event of Default (as defined in and pursuant to the terms of the applicable instrument). PSource is managed by Laurus Capital Management,LLC ("LCM"). Valens U.S., VOFSPVI and VOFSPVII are managed by Valens  Capital  Management,  LLC  ("VCM"). Eugene Grin and David Grin through other entities are the controlling principals of LCM and VCM, and share voting and investment power over the securities owned by the Investors reported in this Schedule 13G.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.          Identification  and  Classification  of the  Subsidiary Which  Acquired the Security Being Reported on by the Parent Holding Company or ControlPerson

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

By  signing  below I certify  that,  to the best of my  knowledge  and belief, the securities  referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing  the control of the issuer of the  securities  and were not acquired and are not held in  connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my  knowledge  and belief, I certify that the information set forth in this statement is true, complete and correct.

January 13, 2010
Date

Laurus Capital Management,LLC

By: /s/ Eugene Grin
Name: Eugene Grin
Title: Principal

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

CUSIP No. 225300201

APPENDIX A

A.	Name:	PSource Structured Debt Limited, a closed ended company incorporated with limited liability in Guernsey

	Address:	335 Madison Avenue, 10th Floor
New York, New York 10017

	Place of Organization:	Guernsey

B.	Name:	Valens U.S. SPV I, LLC, a Delaware limited liability company

	Address:	335 Madison Avenue, 10th Floor
New York, New York 10017

	Place of Organization:	Delaware

C.	Name:	Valens Offshore SPV I Ltd., a Cayman Islands limited company

	Address:	335 Madison Avenue, 10th Floor
New York, New York 10017

	Place of Organization:	Cayman Islands

D.	Name:	Valens Offshore SPV II, Corp., a Delaware corporation

	Address:	335 Madison Avenue, 10th Floor
New York, New York 10017

	Place of Organization:	Delaware

E.	Name:	Valens Capital Management, LLC, a Delaware limited liability company

	Address:	335 Madison Avenue, 10th Floor
New York, New York 10017

	Place of Organization:	Delaware

F.	Name:	David Grin
	Business Address:	335 Madison Avenue, 10th Floor
New York, New York 10017

	Principal Occupation:	Principal of Laurus Capital Management, LLC

	Citizenship:	Israel

G.	Name:	Eugene Grin
	Business Address:	335 Madison Avenue, 10th Floor
New York, New York 10017

	Principal Occupation:	Principal of Laurus Capital Management, LLC

	Citizenship:	United States

CUSIP No. 225300201

Each of PSource Structured Debt Limited, Valens U.S. SPV I, LLC, Valens Offshore SPV I, Ltd., Valens Offshore SPV II, Corp., Valens Capital Management, LLC, Laurus Capital Management,  LLC,  David Grin and Eugene Grin hereby agree,  by their  execution below,  that the Schedule  13G to which this  Appendix A is attached is filed on behalf of each of them, respectively.

Laurus Capital Management, LLC,

PSource Structured Debt Limited

By Laurus Capital Management, LLC,
individually and as investment manager

/s/ Eugene Grin
Eugene Grin
Authorized Signatory
January 13, 2010

Valens U.S. SPV I, LLC

Valens Offshore SPV I, Ltd.,

Valens Offshore SPV II, Corp.

Valens Capital Management, LLC

By: Valens Capital Management, LLC
individually and as investment manager

/s/ Eugene Grin
Eugene Grin
Authorized Signatory
January 13, 2010

/s/ David Grin
David Grin
January 13, 2010

/s/ Eugene Grin
Eugene Grin
January 13, 2010